EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Independent Bank Corp.:
We consent to the use of our reports, dated February 22, 2006, with respect to the consolidated balance sheets of Independent Bank Corp. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 Annual Report on Form 10-K of Independent Bank Corp., incorporated by reference herein.
Boston, Massachusetts
April 14, 2006